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Filed by Harrah's Entertainment, Inc. Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Caesars Entertainment, Inc.
Commission File No.: 001-14573

        This filing relates to a proposed acquisition (the "Acquisition") by Harrah's Entertainment, Inc. ("Harrah's") of Caesars Entertainment, Inc. ("Caesars") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 14, 2004 (the "Merger Agreement"), by and among Harrah's, Harrah's Operating Company, Inc. and Caesars. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Harrah's on July 15, 2004, and is incorporated by reference into this filing.

        The following is a transcript of a conference call held on July 15, 2004 regarding the Acquisition.

HARRAH'S ENTERTAINMENT, INC.

        Moderator: Brad Belhouse
July 15, 2004
8:00 am CT

Operator:	Good morning, my name is (Renee) and I will be your conference operator. At this time I would like to welcome everyone to the Harrah's Entertainment conference call. All lines have been placed on Mute to prevent any background noise.

After the speakers' remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press the pound key.
I would now like to turn the call over to Mr. Brad Belhouse. Please go ahead.
Brad Belhouse:
Thank you (Renee) and good morning everyone. Welcome to our conference call. Joining me this morning are Gary Loveman, Chief Executive Officer; Tim Wilmott, Chief Operating Officer; and Chuck Atwood, Chief Financial Officer.

Before we start I would like to call your attention to the following information. This call and the simultaneous live Web cast at Harrahs.com are covered by the Safe Harbor disclaimer in our public documents.

The forward-looking statements made during this conference call reflect the opinion of management as of the date of this call. Please be advised that developments subsequent to this call are likely to cause these statements to become outdated with the passage of time.
We have highlighted some of the cautionary things you should consider both in our press release and filings with the SEC. We do not intend however to update the information provided today.

Further, this call, the Web cast and its replay, are the property of Harrah's Entertainment. It is not for rebroadcast or use by any other party without the prior written consent of Harrah's. If you do not agree with these terms please disconnect now. By remaining on the line you agree to be bound by these terms.

Gary?
Gary Loveman:	Thank you Brad. Good morning ladies and gentlemen. It's a very exciting morning for the investors, employees and constituents of Harrah's Entertainment and Caesars Entertainment.

This morning we announced our agreement to acquire Caesars Entertainment, creating the world's largest gaming company. Under the terms of the agreement, Caesars' shareholders will receive an aggregate of $1.8 billion in cash and 66.3 million shares of Harrah's Entertainment common stock.
Based on the closing price of Harrah's on July 14 this year, the transaction equates to a value of $16.96 for each share and a total value, including the assumption of Caesars' debt, of $9.44 billion.

I'm very excited to announce this deal this morning with you. As the largest deal ever in the gaming industry, the acquisition of Caesars solidifies Harrah's position as the pre-eminent distributor of casino entertainment.

The strategic merits of the deal are clear and extremely compelling and very easy to characterize. In short we are acquiring assets in very desirable locations with largely similar customers to our own.

And we feel strongly that we'll be able to improve the performance of these assets through the deployment of capabilities proven to enhance loyalty and operating efficiency in our businesses. The financial terms are fair to both companies.

Now before I pursue this argument in further detail I just want to take a moment and thank Steve Bollenbach, the Chairman of Caesars for his work with me on this transaction. And I want to point out the terrific job that Wally Barr, the CEO of this company, has done with his stewardship of Caesars. Wally is an outstanding executive and a very good man, and we're honored to be involved with him in this transaction.
I also want to thank our Board, who have worked very hard to review this transaction and consider its merits on behalf of our shareholders.

In thinking about this deal there are really three simple ways to characterize it. These are the right assets for the development of our strategy as I've characterized that strategy to all of you on many occasions.
Second, we believe that these assets are worth more in our hands than in the incumbent's hands. And third, we believe that we've acquired them at a reasonable price.

The Caesars acquisition allows us to meaningfully increase our exposure to markets we have viewed as attractive, based on their strong long-term growth outlook, stable regulatory environments and demonstrated record of success of our operations in those markets.

In particular I am excited about our new position in Las Vegas, both in terms of the expanded range of experiences and product offerings available for our Total Rewards customers across the country, and the important strategic benefits associated with owning six businesses clustered around the intersection of Flamingo and Las Vegas Boulevard in a central location on the strip.
This deal positions us well also in Atlantic City, a market that we believe has tremendous long-term potential as a regional destination center.

Caesars also provides us access to new markets—important ones for us—such as the Mississippi gulf coast, itself a regional destination center, the Detroit-Windsor market that we have not been able to participate in, and potentially New York state.

Access to new markets and new customers is particularly valuable to us, as the network nature of our business allows us to realize benefits beyond that of the individual property cash flow contributions.

I also believe there is a significant opportunity for us to enhance the value of the Caesars portfolio of assets. As most of you know our company operates under a strategy designed to make each operating business competitively advantaged in its local market through the creation and diffusion of high-value capabilities that increase customer loyalty and improve operating efficiency.

Indeed these capabilities are both the result of our scale and the principal driver of our scale advantages. The development of these capabilities, begun many years ago, was undertaken always with a clear eye to adding value to acquired operating businesses. Inherent in this strategy is the fundamental network nature of our business, using multiple distribution points to move customers across locations.

The Caesars portfolio is quite attractive because their businesses are largely similar to our own. And because there is an opportunity to improve operating performance. I firmly believe that by integrating these properties into our network and by deploying our capabilities into the operations, significant value will be created.

Now certainly there is much work ahead. The transaction will result in Harrah's operating more than 50 properties, and initially with several brands. However I feel very fortunate that we have a strong and deep pool of talented people from which to draw. This will allow us to work with the integration process without distracting us from our day-to-day activities and from our other growth initiatives.
And while we still need to work through the specifics of our branding strategy, it's quite clear that our company will focus around three primary brands: Harrah's, Horseshoe, and Caesars.
In summary, Caesars is an excellent addition to our portfolio, providing us the opportunity to create tremendous long-term value for our shareholders.

Unfortunately, Steve Bollenbach, Chairman of Caesars who wanted to participate in this call, is traveling today and unavailable. However I believe he would agree that the deal provides an excellent value to Caesars' shareholders as well as our own, as they will be receiving approximately 37% equity stake in Harrah's.

So I believe the deal is strategically quite compelling, and clearly so. We're acquiring assets in extremely desirable locations, which through the deployment of our operating efficiencies we can improve value. At a multiple of eight times high 2005 projected EBITDA, before the consideration of any synergies, I believe the purchase price is fair to both sides.

It has been my view for some time that this industry will consolidate into two leading large-cap operators—a trend that we've observed in many other consumer businesses. Clearly the industry has now moved in that direction.
I believe this consolidated environment featuring two large players with complementary strategies is one that is conducive to long-term growth in our industry.
Harrah's will significantly benefit from occupying the leading position in this new landscape, allowing us to deliver long-term significant returns to our shareholders.
I'd now like to turn the call over to Tim Wilmott, our Chief Operating Officer, who will discuss some of the specifics of our plan for operating and integrating the Caesars assets. Tim?
Tim Wilmott:
Thanks Gary. I am as well extremely excited about this acquisition. Caesars operates 28 casinos with a total of 2 million square feet of gaming space and 26,000 hotel rooms. The company has a significant presence in Las Vegas, Atlantic City, and Mississippi.

In Las Vegas the Caesars acquisition gives us four assets—Bally's, Paris, Flamingo, and Caesars Palace—to complement our two existing properties. Of particular strategic importance, all six of these properties are located in close proximity to one another within the center of the strip, offering considerable revenue and cost synergy potential.
This is a tremendous opportunity. We already have a record of success in the Las Vegas market despite not enjoying any of the proximity benefits this transaction presents.

The addition of the Caesars properties will also give us critical mass along the new monorail, which hopefully will open today, as we will house the first three stops on the strip from the Las Vegas convention center.
This provides an opportunity to operate a complementary strategy to our casino-centric model that will leverage the expected growth of the convention market and growth in non-gaming activities.

Each of Caesars' Las Vegas properties has attractive qualities, particularly with respect to their locations. And there are also additional catalysts on the horizon, like the opening of the monorail, which will lead to improved performance.
And Caesars Palace particularly has strong growth potential given recent and ongoing capital projects including the Roman plaza, a new hotel tower, and the expanded Forum Shops.

There is also an opportunity for us to improve revenues and margins of the Caesars properties through the application of our operational expertise and centralized capabilities. The big opportunity here is on the casino floor, so these properties fit well with our capabilities.

The possible exception to this is the high-end table segment at Caesars Palace, which contributes a large percentage of revenue but a very small percentage of EBITDA. We will evaluate the economics of this business and decide on the appropriate strategy going forward.

I should note approximately 10% of the Rio table business is from customers with a daily worth in excess of $10,000. So while the segment has been reduced in recent years, we do bring some expertise to bear on this decision.
The Caesars acquisition also increases our presence in Atlantic City. Bally's and Caesars give us strategic positioning in the center Boardwalk to complement our two existing locations.

With the upcoming opening of the new parking garage at Caesars and increased foot traffic resulting from the re-designed Ocean One pier across the Boardwalk from Caesars, we believe these properties will experience strong growth moving forward.

Caesars' properties in Atlantic City are very similar to our own and I believe there is an opportunity to improve operations through the deployment of our capability. For example, Bally's 2003 EBITDA margin was more than five points (below) that of our Showboat property.

We continue to be extremely optimistic about the long-term prospects of Atlantic City as it continues to transform itself into a regional entertainment destination. The addition of the Caesars properties positions us extremely well to benefit from this trend.

Caesars acquisition also increases our presence in Mississippi, both in Tunica and the Gulf Coast. Given existing market conditions, we expect modest growth from these properties. However we believe they can be reliable cash flow generators given the stable regulatory environment.
In addition the Gulf Coast represents a new market for us to apply our capabilities as well as a source of new cross-market play, which will have positive implications for customers there.

Caesars also has properties located in several other markets, including southern Indiana, northern Nevada, as well as internationally. Clearly the integration process will be a big job. However I'm confident we have the resources and experiences to manage this effectively.

As indicated in our press release we expect to benefit from the realization of approximately $80 million in synergies in the first full year, which represents only about 1% of combined 2003 revenues. We expect that figure to grow significantly in later years.

Integrating Caesars into the Total Rewards network and deploying our capabilities across the properties will be a tough property so as to meet this goal. We have an excellent record of integrating acquisitions and I'm confident we will achieve our goal here.
I'd now like to turn the call over to Chuck Atwood to discuss the financial aspects of this transaction. Chuck?
Charles Atwood:
Thank you Tim. As Gary mentioned at the outset, this is a cash and stock deal. Under the terms of the agreement, the Caesars stockholders will receive an aggregate of $1.8 billion in cash and 66.3 million shares of Harrah's common stock.

To the extent available, Caesars' shareholders will be able to elect to receive either stock or cash. Using the Harrah's closing price yesterday, this deal equates to a value of $16.96 per Harrah's—excuse me—per Caesars share. That's a premium of 27% over the Caesars closing price on Monday night.

Now there was a lot of noise on the market over the last couple of days and we feel like Monday is the appropriate basis for comparison. The total transaction value, including the assumption of the outstanding Caesars debt, is $9.44 billion.
Now this deal is subject to customary approvals including the approval of Caesars' and Harrah's shareholders. The Boards of Directors of both companies unanimously approved the transaction.

Now as you heard we expect to achieve approximately $80 million in synergies in the first year. And we expect this figure to grow substantially in the following years as we integrate systems, and as the Caesars employees implement the benefits of the capabilities we've developed over the last few years.
We will also assume approximately $4 billion in outstanding Caesars debt. And at this point I don't have any details to share about potential refinancing of that debt.

We do expect to maintain our investment grade credit ratings following the acquisition, so any financing that we do could result in interest cost savings. And we will devote some of our free cash flow towards reducing overall debt levels so that our credit statistics quickly return to the levels they have been historically.

We will make asset divestitures as required to meet regulatory approvals. And I can say that we do recognize that we will need to sell one of our Indiana properties, although that will not be the Horseshoe.

There is no change to our dividend policy. In fact our Board of Directors yesterday authorized a 10% increase in the dividend beginning with our next scheduled payment, and that reflects our financial strength and strong growth prospects.

As to earnings per share impact, let me say that it would just be inappropriate to simply add the companies together due to the process that all companies go through when they acquire another. And that process is that the acquire-or works with third parties to allocate the purchase price to the various assets of the acquired business, including goodwill. And the result of that work often changes the D&A—the depreciation charge—for the combined companies.

So at this time I simply can't tell you how that will turn out. I can say that if you just take the—add the companies together and add back the D&A, the resulting cash flow from the combination of the companies is certainly very accretive. And I can say that I believe investors in gaming stocks primarily use EBITDA multiples as the principal valuation metric.

So let's look at EBITDA. Analyst estimates for 2005 EBITDA after corporate expense are for Harrah's about $1.35 billion and for Caesars about $1.2 billion. This gives the combined entity, just adding the two together obviously, before consideration of synergies of $2.55 billion.

The combined debt level, including the consideration of the cash payment for the Caesars equity, will be approximately $11.3 billion. So—and after the transaction Harrah's will have about 180 million shares outstanding.

Again using yesterday's closing stock price, Harrah's strength at about eight times 2005 EBITDA, the transaction value of Caesars at a little less than that. But I believe that due to the significant synergy potential, improved growth prospects of the combined company and again sizeable free cash flow generation, the combined entity has superior prospects than either company as a stand-alone entity.
Obviously I'll leave that to you to determine that.

As for free cash flow, even after considering the unusually large billion-dollar CAPEX budget the two companies have indicated for 2005, there will still be significant cash flow—free cash flow available for debt reduction. And simply adding analyst estimates together, that number would be somewhere between $400-$500 million again before synergies.
So all together a terrific transaction from a financial standpoint. We expect to close on the deal as soon as we can following regulatory approvals, sometime within a year.
That summarizes the financial impacts. I'll turn the call back over to Gary.

Gary Loveman:
Chuck thank you. In closing, this is a tremendous combination for Harrah's and Caesars. We're all as you can tell very excited about it. We're acquiring attractive assets in desirable locations where we've sought additional presence for some time. And we believe that the assets that we will acquire can be improved in their operations through our methods and procedures.

I want to say to the nearly 50,000 people who work with me at Harrah's and also at Horseshoe, our newest friends, that this transaction is really premised on our confidence in their ability to help us work through this process. And I have great confidence that with their combined talents we'll do so very effectively.

The Harrah's and Caesars combination will be a leader in the rapidly evolving gaming landscape, and one that I believe is extremely well positioned indeed to deliver long-term returns to our shareholders and to the Caesars shareholders who will join us as Harrah's shareholders.
Operator I'd now be happy to take questions along with my colleagues.
Operator:	At this time I would like to remind everyone, if you would like to ask a question please press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.
Your first question comes from Michael Reedbrock, Smith Barney.
Michael Reedbrock:	Hey guys, a couple questions. First Chuck, is there a collar on the stock price? Could you discuss any break-up fees and I presume there's a material adverse change clause?
Charles Atwood:
Mike there is a—no collar around the stock price. This is a fixed exchange ratio so the compensation obviously will float with the Harrah's share price, although there is as you know a cash component. There is a break-up fee. It is $180 million. And the MAE is really related to regulatory approval. There is no MAE as to operations.
Michael Reedbrock:	Okay so from an event perspective this doesn't apply.
((Crosstalk))
Michael Reedbrock:
Okay and just last question is the $80 million of synergies, would you characterize since they're first year, would you—I presume you'd characterize those as predominantly being costs. But could you break it down between cost and revenue synergies?
Charles Atwood:
Mike I think it would be fair to say that these are primarily cost synergies as a result of redundant corporate expenses. And obviously to get the much larger numbers that are going to come in the future we would need to integrate some systems, although I do believe that there are some rather simple things that we can do on the cost side that will also have some benefits on the revenue side that will help drive more cross-market play initially.

So yes it's primarily cost in the early years. And that over time changes to the point where you would expect to see the Caesars properties operate in some ways more like the Harrah's properties with our, for example, our yielding system and the extensive cross-market play that we enjoy.
Michael Reedbrock:	Okay. And last question, have you had a chance to have any preliminary conversations with regulators to share their views on concentration, particularly (NAC)?
Charles Atwood:	We've had no conversations as yet with regulators and we'll begin that process today.
Michael Reedbrock:	Okay, thank you.
Operator:	Your next question comes from Bill Lerner, Prudential.
Bill Lerner:
Thanks. Couple questions. One, I'm really having trouble getting my arms around, you know, why doubling-down in Atlantic City makes sense. Can you guys talk about, you know, given the advent of gaming in Pennsylvania, New York at Yonkers and Aqueduct and—yourselves up in—with Mohawk's therefore going forward, you know, why does that make sense?
If you take a look at Caesars Atlantic City as a proxy, in June it was down 16% with no new competition, so that's the first and I have a follow-up.
Gary Loveman:	Okay this is Gary. Let me answer—attempt an answer at this and if Tim disagrees he can jump in.

If—I recently gave a speech in Atlantic City where I took a look at the number of gaming positions per thousand adults in that market as it has evolved with the arrival of Connecticut gaming and Delaware gaming, and even with an enormously—enormous increase in Pennsylvania that has turned out to occur.

And when you factor in all those considerations it remains the case that given the dense population of the areas that support Atlantic City, you still have a lower proportion of machines per thousand adults than you find in markets like Omaha, as an example.

We watched and participated in this market now for 20 some odd years. The returns in that market continue to be a multiple of the returns available in markets like Las Vegas. The business continues to be quite robust.

Now there has been softness in particular months this year, that's certainly true. But given the developments—the arrival of Borgata, the enhanced capital investments that we've made in our properties, the project that's envisioned at Caesars and nearly completed at Tropicana—we have much more confidence than perhaps you do that that market will remain a significantly beneficial market to shareholders over a long period of time. And we're delighted to have a position on the center Boardwalk.

Bill Lerner:	Thanks. Let me—so potentially your view is that Atlantic City will grow—I mean, sorry, that the overall market there will grow and absorb the supply in the pipeline.
Gary Loveman:	Yeah, as it has shown itself capable of doing on two significant prior occasions.
Bill Lerner:
Okay and then the second one, Gary, just a follow-up, is... You know, in the past—you guys addressed high-end and that you might reconsider that. Okay I understand that. But, you know, your strategy in the past has been, you know, mid-market. It's been slot-focused play.

You know, just on the surface it appears as though you're moving away to some degree from that. More table exposure, more destination exposure. You guys have been very vocal in the past about how, you know, your acquisitions would be in low barrier to entry markets, because that's where—I'm sorry in high barrier to entry markets, because that's where you can improve returns on invested capital.
It just feels like you're stepping out of vocalized strategy here and I just want you to address that.
Gary Loveman:
I'm not sure at all that we're stepping outside of vocalized strategy. I guess I've been the one vocalizing it so I should see if I can measure that against my own remarks. As I've been speaking to investors and analysts now for some time, I have suggested that Harrah's portfolio needs to evolve toward a greater concentration of assets in markets that are regulatorily and fiscally lower risk, and that service our network of customers better than they do currently.

With only two properties in Las Vegas that offer a position that's very close to one another in terms of the value of scale, we believe that we had an opportunity to do more in Las Vegas. In fact we polled our customers and discovered that while we meet the needs of some of the 27 million Total Reward customers around the country in Vegas, many of them desire either a higher-end experience in Vegas or a less expensive experience than we can offer at Harrah's and Rio.

Now having Caesars Palace at one end, Paris, Bally's and Flamingo at another, we have an offering in Las Vegas in a stable regulatory environment, in one clustered area that will meet the needs of our customers across the country at whatever price or value point they wish to consider.

With respect to the table concentration I think the only case where that's really terribly meaningful is at Caesars Palace. And you must have observed that the margins at Caesars Palace are not very compelling. And I think a lot of that has to do with the way that that table games business has been administered. I think there are some similarities to our experience at the Rio in that regard.
And while we will certainly have a table focus there akin to the more significant table focus we have at the Rio, I don't think that's an issue that pervades across this portfolio of business.
Bill Lerner:	Okay thanks Gary.

Charles Atwood:	Operator we'll take the next question.
Operator:	Your next question is from Larry Klatzkin, Jeffries and Company.
Larry Klatzkin:	Guys, a couple things. Do you think you'll have any problems with the percent of ownership in Tunica or Lake Tahoe?
Gary Loveman:
Larry, it's Gary. I think it's likely that we will dispose of assets in Tunica and potentially also in Tahoe. The Caesars Tahoe business is a very small business and that's one that I'm sure will be something we'll have to consider.
Larry Klatzkin:	You're up to eight names, I guess. What is it, Caesars, Harrah's, Horseshoe, Bally, Grand Casino Sheraton, Flamingo and Harvey's?
Gary Loveman:	Right.
Larry Klatzkin:	You going to give on any of these names? You going to keep them in their markets?
Gary Loveman:
No, no. I think as I indicated in my remarks this—we will collapse toward three brands: Harrah's, Horseshoe and Caesars. I—there will be individual exceptions. I think the Rio would be the most notable one, potentially Showboat in Atlantic City. But over time you'll see the business really move toward a concentration of what we think are the three best brands around.
Larry Klatzkin:	How about the Grand Casino name, which is so well known in Mississippi?
Gary Loveman:	I'm not sure that that's preferable to the Horseshoe name in Mississippi.
((Crosstalk))
Gary Loveman:	So I think there may be some things we want to do there.
Larry Klatzkin:	Okay...
Gary Loveman:	Hey Larry do you think if...
Larry Klatzkin:	....Some of your plans that you had going about the expansion of the Showboat and Harrah's in Atlantic City and maybe even building a Horseshoe on the strip in Las Vegas, those kind of get re-thought?
Gary Loveman:
Yeah, well they get—the expansion of the properties in Atlantic City in light of this transaction is something Tim and his colleagues will have to consider. I think there are components of that that we'll proceed with. Whether we will proceed with the full program is something they'll have to give some thought to.

In terms of the development of a new Horseshoe on the strip, that's something we would obviously stand-down from at the moment. I would point out to you that this transaction in Las Vegas carries with it a great deal of land.

And certainly the Bally's property at the intersection of Flamingo and Las Vegas Boulevard would over time be a very desirable redevelopment site, and would be then the centerpiece of this configuration that we've described.

Larry Klatzkin:	You stay downtown in Las Vegas or do you kind of end that rental agreement the first chance you get?
Gary Loveman:
I think that depends on the evolution of our work with the World Series of Poker, which has been a very exciting development for us. And some agreements we have with the mayor to hold the final of that tournament down there this coming cycle.
It remains to be seen whether we'll continue to operate in the second year or not.
Larry Klatzkin:	And then, all right. Well that's my question. Thank you very much.
Gary Loveman:	Hey Larry? I'm just wondering in Larry's case since this industry is consolidating to so many fewer names and hence so many fewer debt issuers, whether he'll be obliged to pick up another industry.
Larry Klatzkin:	Thanks.
Gary Loveman:	Operator we'll take the next call.
Operator:	Your next question is from David Anders, Merrill Lynch.
David Anders:	I'm actually all set, thanks.
Operator:	Your next question is from Joe Greff Fulcrum Global Partners.
Joe Greff:
Good morning guys most of my questions have been answered. Just if you could talk about a little bit have you had many—I guess you want to characterize them as preliminary conversations with potential asset buyers in areas where you may or may not have concentration issues?
Chuck Atwood:
Joe it is Chuck, I would say that I have had for some time I think here—but I think some of my colleagues in the industry I know an idea shared internally here that there should be a market for a private equity and the casino industry.

It is a very small market but I believe that it is one that will develop over time. And I believe we are beginning to see various levels of interest in that. Or expansion of that—of those participants in the industry. Personally I think that consolidation in the industry makes that a more attractive opportunity for private equity.

And I believe that we will see several firms interested in acquisition of some of properties that we are required to divest of them. So I believe there will be a long list of potential buyers for various properties.
Joe Greff:	Thank you.
Operator:	Your next question is from George Smith Davenport.
George Smith:
Hi you issued I guess a lot more stock in this deal than anyone has expected. And I guess I wondered given the flexibility that remains on the balance sheet which I expect that there may be other acquisition opportunities—smaller acquisition opportunities or tuck in acquisitions. And if so where you would focus.

Gary Loveman:
George this is Gary I can tell you at this point we don't have any other acquisition projects in mind. I don't want to rule out by any means indefinitely the notion that we would look at something else.

But I think that with the Horseshoe deal having just closed earlier this month and this deal now underway in so many jurisdictions I think it is very unlikely that you would see—not I wouldn't rule it out as a matter of course. But I think it is unlikely that you would see us pursue other acquisitions for the time being.
George Smith:
And this is something you already touched on a little bit but the potential for margin improvements in Vegas—I guess on the whole what does the Harrah's properties look like versus the Caesars properties in Vegas? And you touched on Caesars Palace property in particular.
Gary Loveman:	Tim you want to answer that?
Tim Wilmott:
Yes I can—George typically we're—we have EBITDA margins that are 500 basis points or at some cases at Caesars Palace even greater than 500 basis points better than the properties that Caesars currently operates.

So that's why we have a high degree of confidence that given our ability to put in our revenue management—hotel management capabilities and our direct marketing capabilities combined with the consolidation of back of house operations that we will be able to realize over time the synergies that were outlined previously.
George Smith:
And lets talk about their customers rewards program for a little bit and their database. How many customers are in that database at this time and how do you see the integration of those progressing? Of your database and theirs.
Gary Loveman:	Chuck do you have the figures on the number of people in the connection database?
Chuck Atwood:
Yes I do they have about 20 million names in their database. And I think you know that they have been working that database or that marketing program to one that—I would characterize as one that tries to look like offering the same kind of rewards—the total rewards to us.
George Smith:	And I presume they would all be messed together into one brand of total rewards program.
Gary Loveman:	That is correct.
George Smith:
And $80 million you tossed out in the first year—the synergies I had—I guess you don't want to get too aggressive at this point. But certainly seems very modest. If I remember correctly—and correct me if I am wrong just with Harvey's up in Tahoe you guys squeezed about $25 million out of that. So I guess this is just an effort to be conservative out of box?
Gary Loveman:
I think that is right George that is a first year assumption and there is a lot to be done in the first year particularly with respect to systems integration. So I think we are just trying to error on the side of conservatism with that number. But the reference you make to Harvey's is accurate.

Tim Wilmott:	And as Chuck said before George the early synergies are on the expense side. The synergies in the out years are more predominantly on the revenue side.
George Smith:	Okay can you just touch on Caesars' efforts—native American efforts in California any upside associated with that.
Chuck Atwood:
I think clearly Caesars has been active in California—have a couple of deals signed up. They will continue to pursue those deals during the period of time that we are working towards closing. And we'll see how those progress. Obviously we are also interested in pursuing more opportunities in California likewise.

If I can just add one correction to a statement that I made earlier there is an MAE on the operation of Caesars over the next year. I misspoke on that—(Mike Rebracken)—I apologize to you for that. Back to you George.
Chuck Atwood:	Thank you George we will take the next question.
Operator:	Your next question is from Robin Farley UBS.
Robin Farley:
Great thanks two or three questions—one is in Pennsylvania each company separately has been looking at opportunities there. But in terms of what you would be allowed to own in Pennsylvania that would be limited to I guess one and 30% of something else. Can you talk about what your priorities there might be?
Chuck Atwood:
Clearly in Pennsylvania the—both companies I think during the period of time waiting closing and seeking regulatory approval the companies will continue to pursue each their own opportunities and obviously that will have to be rationalized at some point.
Robin Farley:	And in terms of the markets you know Pittsburgh versus what else you have?
Chuck Atwood:	I think our position is we would like to have the opportunity to be in both.
Robin Farley:	Okay and I don't know if you commented specifically on Atlantic City and the percent of concentration there. It is your believe that you would not have to sell Atlantic City property?
Gary Loveman:
Robin this is Gary let me just point out that there is a precedent for there being four licenses in one hand in Atlantic City prior to the arrival of 60,000 units in Pennsylvania and prior to the arrival of the Borgota. So we don't believe it is an unreasonable position to consider that there could be five licenses under the current circumstances in one company's hands.

Now we—as we have indicated we have not yet begun the discussion with the New Jersey authorities or the FTC. And we don't know what the reaction to that will be. But I think just historically there is a precedence that is worth considering there.

Robin Farley:
Okay great and then the last thing just to clarify you mentioned that some of the $80 million includes revenue synergies. Can you just give like a ballpark if that is 20% or 10%—or roughly what that amount of that $80 million is expected to come from revenue.
Chuck Atwood:	This is Chuck again the vast majority of it comes from costs. I think only—it looks like only about $10 million or so comes from revenue.
Robin Farley:	Okay and then lastly Chuck you just mentioned that there is an MAE in the operations Caesars Palace. Can you give us any sense of what that looks like?
Chuck Atwood:	Caesars as a whole—of Caesars Palace.
Robin Farley:	Oh okay and can you give us any details on what that looks like?
Chuck Atwood:	I cannot.
Robin Farley:	Will that be in filings eventually or no?
Chuck Atwood:	I just don't have it with me.
Robin Farley:	Is it something that you will ultimately put in filing?
Chuck Atwood:	Yes.
Robin Farley:	Okay thank you.
Operator:	Your next question is from Harry Curtis JP Morgan.
Harry Curtis:
Hi guys got a question for Tim going back to the margin opportunity questions. Over the past year—year and a half there has already been a fairly extensive effort on the part of senior management—some senior managers at Caesars to improve the margin.
And there has also been some level of stiff-arming there. And I'm wondering how you are going to deal with that?
Tim Wilmott:
Well Harry in the first case we know that they—that Caesars operates essentially three regional centers—in Atlantic City, in Mississippi and Las Vegas. And there is a fair amount of redundancy in how they manage their back house operations, human resources and so forth.

So through the experiences we've had in integrating other businesses we know that there is savings through the elimination of those redundancies. And we also have had experiences in facing differences of opinion and how integrations work and what works for us.

And obviously we know that this transaction works by putting in or centralized capabilities and instituting total reward across their customer base. And we're going to obviously work with the Caesars management team to show the value that we can create in their businesses and help them work with us to get these efficiencies realized.
Harry Curtis:
Maybe more specifically can you give me a sense of what your—what your bench looks like—your management bench looks like so that if you do continue to see philosophical differences that you can draw upon that bench.

Tim Wilmott:
Yes as Gary mentioned we have a very deep and talented team. We're hopeful that we're able to retain the Caesars management to help us run these businesses. And if that is not the case I'm very confident that the people we have managing our businesses and also at our corporate office have the expertise to assume additional responsibilities if needed.

As we said before Harry it is very similar as we look their businesses and look at their customer profiles how we operate our businesses across the United States. So I don't think there is such of a learning curve at all on our end to understand whom the customers are who are experiencing their properties and how they generate revenue and how they make money.
Gary Loveman:
Harry this is Gary and I just want to add one thought because you are raising a very interesting question. It's been our experiences in the businesses we've acquired that when people confront the more centralized way in which we operate some of them say wow this is good news there is people who can help me come along. And lets work together.

There are other people who have worked under a more futile system who don't find that very appealing at all. And as people self identify in one bucket or the other we'll just have to deal with it accordingly.

And the later case we have a bunch of talented people queued up and ready to take these responsibilities for those Caesars managers who are willing to work with us to get the best out of how both companies have dealt their methods. We'll be delighted to have them. But the stiff-arming is true and we will have to work with it.
Harry Curtis:	My last question relates to the balance between tables and slots—part of the reason I think that your margins are higher is that you have a higher mix of slot business.

Can you give me a sense of how that mix is going to look going forward at some of the major AC and Las Vegas Caesars properties. Are you planning on changing theses—the mix and the strategy tables versus slots?
Tim Wilmott:
Harry I'll answer that question I think as we said before the other businesses other than Caesars Palace look very similar to our own. And in fact we recognize for example in Atlantic City that we have to be more aggressive than going after table play at Showboat and Harrah's to realize additional profit potential there.

Even the new environment that is created since the arrival of Borgota. The only property that as we look at it will require some rationalization on our part we believe is Caesars Palace. But every other business that they operate with the mix of tables and slots we don't see much changes occurring in that mix of those businesses at all.
Harry Curtis:	Okay thanks guys.
Operator:	Your have a question from Steve Kent Goldman Sachs.

Steve Kent:
Good morning Gary could you just talk about what your long-term growth rate now becomes with the merged entity. And how do you get there? And maybe just as importantly given the high cash flow and what I will assume is lower growth just given the base do you become more of an income stock rather than a growth stock on a go forward basis. And do you start to move that more towards that direction?
Gary Loveman:
Well Steve that is an interesting question obviously the company is very large and to sustain a high rate of growth requires an awful lot of incremental cash flow. I think that that opportunity exists however and I would be reluctant to proceed if I thought that we were going to be hunkering down into a low growth high dividend kind of an operation per say.

I believe that with the growth that will come with the integration of these businesses—the growth that was and is ongoing in the Harrah's portfolio—the same store sales growth numbers that we have been reporting and I think we will continue to report are two layers.

Same store sales growth and improvements in the Caesars business as the results of the integration process. The arrival of Horseshoe and the accretive issue associated with that and what is still a very exciting development.

And in our case for example in Pennsylvania in Rhode Island and in the UK I'm quite confident that we can continue to drive earnings at a rate that I think will be very impressive to those who invest not simply on value or dividend but also on growth.
Chuck Atwood:	And Gary this is Chuck I would add that the mere delevering of the company would enhance the growth rate. And we will have a lot of cash flow to be able to do that.
Steve Kent:	Do you actually have a number now of the combined entity—the growth rate?
Chuck Atwood:
I think it will—EPS growth rate of the combined entity will be enhanced above the current entity. The current entity would be probably varying on double digits and I suspect that the new entity would be slightly above that.
Steve Kent:	Okay thank you.
Chuck Atwood:	Operator we have time for one more call.
Operator:	Okay your next question is from Jay Cogan Banc of America Securities.
Jay Cogan:
Yes hi maybe you can follow up on that point a little bit. When you say growth rate are we talking EPS? Because I'm wondering—you don't want to talk about it too much Chuck before and maybe I understand why given some of the moving parts of this equation.
But are we maybe working off a lower base here to start with? Because I'm kind of also curious kind of along those lines if you could talk a little bit about your desire to stay investment grade.

It seems to me this would take a few years to really successfully integrate. We haven't even really talked about Horseshoe much on this call, which is obviously another pretty good-sized deal for you to integrate that you are in the early stages of.

So I'm wondering even how some of your competitors have been able to access the debt markets on a very cheap and efficient basis over the past couple of years. And not be investment grade why investment grade is so important. So if you could talk that and a little bit about—maybe talk a little bit more about the accretion here at the end of the day would be great.
Chuck Atwood:
I will just tell you that if you do the research what you will find out that the investment grade credit rating buys us 100 basis points on our debt. And that is a significant number. It is apparent when you look at the spreads that the various companies pay that there are at least 100 basis points and sometimes more between the next rating and ours.

So there is a substantial economic value in being investment grade. Also it allows us to continue to pursue growth opportunities that we have in the pipeline. But as for the growth rate what I was talking about is the—if you will the cash EPS because I don't know what the (DNA) is going to turn out to be.

But If I look at some of the assets on the Caesars balance sheet and think about where the market is today I suspect some of them will be revalued. But regardless of that if you look at the cash EPS of the two companies I think the cash EPS of the combined entity is higher than the cash EPS of Harrah's alone.

That is coming from a combination of the integration of the businesses and achieving synergies over time. As well as at some point at appropriate time to refinancing debt that—when it comes due. So those two factors will contribute to the higher growth rate.
Jay Cogan:	Okay and...
Gary Loveman:
If I may Jay just let me just restate one thing Chuck just said. With respect to the cash EPS piece of this which is the part we understand it is not that the growth rate is a function of a lower base. We believe as Chuck just indicated the base is higher and the growth rate.
Jay Cogan:
Okay I appreciate you clarifying that. Just two quick questions, one can you still do the (Palma) transactions? I know you said that if it continued to pursue that while you are in the process of putting this deal together. But given that you're operating Rincon or hoping to manage Rincon up the road I was wondering if you could speak to that.

And also in regards to the sale prices on some of these assets that you may or may not have to sell—you're obviously buying Caesars at a little bit less than eight times EBITDA in your calculation. I was wondering if maybe you could talk a little bit about what you think the other assets might be sold for relative to that multiple.

Chuck Atwood:
In relation to (Palma) Caesars will continue to pursue (Palma), as they should at some point as I said we would want to rationalize that. How that rationalization will take place I don't know yet I can't say. So we'll have to see how that turns out.

As it relates to the other question—to asset sales look we're going to sell if we have to sell an asset we are going to sell it for the highest price we can find. And I believe there will be a long list of buyers.
And I think the synergies that we are going to achieve in this transaction will more than make up for any situation that if there is a negative arbitrage it will more than make up for it
Jay Cogan:	Got it thanks a lot.
Chuck Atwood:	Gary anything else to add?
Gary Loveman:	No I think the questions have well captured the issues in the transaction. And we had an opportunity to put forth our views on why we find it such an appealing one.
Chuck Atwood:	Thank you and so if people have further questions I would encourage you to call Brad and Brad do you want to give your number.
Brad Belhouse:	Number 702 407-6367.
Man:	Good we appreciate your attention to the call. Thank you.
Gary Loveman:	Thank you.
Operator:	Thank you for your participation in today's Harrah's Entertainment conference call. You may now disconnect.
END

Additional Information about the Merger and Where to Find It

        This document includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue" or "pursue," or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Harrah's and Caesars and Harrah's anticipated acquisition of Caesars. These forward-looking statements are based on current expectations and projections about future events.

        Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Caesars and Harrah's may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission (including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein): financial community and rating agency perceptions of Harrah's and Caesars', the effects of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular; construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; the ability to timely and cost-effectively integrate into Harrah's operations the companies that it acquires, including with respect to its acquisition of Caesars; access to available and feasible financing, including financing for Harrah's acquisition of Caesars, on a timely basis; changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition.

        Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Harrah's and Caesars disclaim any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

        Additional information about Harrah's is available on the World Wide Web at http://www.harrahs.com. Additional information about Caesars is available on the World Wide Web at http://www.caesars.com.

Additional Information about the Acquisition and Where to Find It

        In connection with the Acquisition, Caesars and Harrah's intend to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF HARRAH'S AND CAESARS ARE URGED TO READ THE WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HARRAH'S, CAESARS AND THE ACQUISITION. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Harrah's or Caesars with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Harrah's by directing a written request to: Harrah's, One Harrah's Court, Las Vegas, Nevada 89119, Attention: Investor Relations or Caesars Entertainment, Inc., 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

        Harrah's, Caesars and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Caesars and Harrah's in connection with the Acquisition. Information about those executive officers and directors of Harrah's and their ownership of Harrah's common stock is set forth in the Harrah's Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 5, 2004, and the proxy statement for Harrah's 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 4, 2004. Information about the executive officers and directors of Caesars and their ownership of Caesars common stock is set forth in the proxy statement for Caesars' 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Harrah's, Caesars and their respective executive officers and directors in the Acquisition by reading the proxy statement and prospectus regarding the Acquisition when it becomes available.

        This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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